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                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                   FORM U-3A-2

                 Statement by Holding Company Claiming Exemption

                  Under Rule U-3A-2 from the Provisions of the
                   Public Utility Holding Company Act of 1935
                      To Be Filed Annually Prior to March 1

                 MICHIGAN TRANSCO HOLDINGS, LIMITED PARTNERSHIP

         Michigan Transco Holdings, Limited Partnership ("Michigan Holdings") hereby files with the Securities and Exchange Commission (the "Commission"), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

Item 1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

         Michigan Holdings is a partnership organized under the laws of the State of Michigan, with its principal corporate office located at 815 Connecticut Ave., N.W., 12th Floor, Washington, DC 20006, which is the principal corporate office of Trans-Elect, Inc. Trans-Elect Michigan, LLC, a wholly-owned subsidiary of Trans-Elect, Inc., is the sole General Partner of Michigan Holdings and SFG-V Inc., a wholly-owned indirect subsidiary of General Electric Capital Corporation, is the sole Limited Partner. Michigan Holdings is a holding company the principal business of which is to hold the 100% single-member interest in Michigan Electric Transmission Company, LLC.


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         Subsidiaries of Michigan Transco consist of the following:

         (a)  Michigan Electric Transmission Company, LLC ("METC") is a
              -------------------------------------------
              wholly-owned subsidiary of Michigan Holdings, organized under the laws of the State of Michigan. Its principal offices are located at 540 Avis Drive, Suite H, Ann Arbor Michigan 48108. METC, which has no generation or distribution assets and is not affiliated with a generating or distribution utility, is an electric transmission company providing transmission service on an open access basis wholly within the State of Michigan. The regulated electric transmission assets of Consumers Energy Company were transferred to METC on April 1, 2001, and METC is being sold to Michigan Holdings by Consumers Energy Company on the effective date of this filing.

Item 2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

              a)  Michigan Holdings owns no such properties.

              b) Virtually all of METC's properties are located within the State of Michigan. METC provides services for bulk transmission of power to sub-transmission systems and distribution systems, which in turn deliver electricity to retail customers. METC's physical transmission

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          assets, which are located almost exclusively in Michigan's Lower
          Peninsula, include the following:

                . 1900 miles of 345 kV transmission lines, including towers, poles and conductors

                . 3450 miles of 138 kV transmission lines, including towers, poles and conductors.

          Transmission facilities owned by METC outside of the State of Michigan are limited to telemetry equipment in the Barton Lake Substation belonging to Northern Indiana Public Service Co., which equipment is used solely for monitoring, and is not for control or other purposes. METC's total investment in this out-of-state property is approximately $25,000.

          In addition, METC has the following interconnections with other transmission systems located at or near the Michigan State line:

              . A 345 kV interconnection with Toledo Edison at 319a Riga Township, Lenawee County

              . A 345 kV interconnection with Toledo Edison at 315b Erie Township, Monroe County

              . A 345 kV interconnection with Toledo Edison at 315c Erie Township, Monroe County

              . A 138 kV interconnection with Northern Indiana Public Service Co. at 83c Kinderhook Township, Branch County.

          METC has numerous other interconnections within the State of Michigan with American Electric Power, Edison Sault and Detroit


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          Edison, which other utilities then transmit power across the Michigan
          State line.

          METC owns no electric generation or distribution facilities, and no natural or manufactured gas production, transmission or distribution facilities.

Item 3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

          a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                           Not applicable.

          b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                           Not applicable.

          c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                           Not applicable.

          d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

                           Not applicable.

Item 4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:


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          a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                           Not applicable.

          b) Name of each system company that holds an interest in such EWG or foreign utility company and description of the interest held.

                           Not applicable.

          c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company other than the EWG or foreign utility company.

                          Not applicable.

          d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                          Not applicable.

          e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                          Not applicable.


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                                    EXHIBIT A

         Attached is the statement of income for the period from commencement of operations (April 1, 2001) to December 31, 2001 for the claimant's electric transmission subsidiary, Michigan Electric Transmission Company, along with the balance sheet as of December 31, 2001 for Michigan Electric Transmission Company.

         As a newly-established holding company, the claimant itself has no operating or financial information for the last calendar year.


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         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 29th day of April, 2002.

                                           Michigan Transco Holdings, Limited
                                           Partnership
                                           By:      Trans-Elect Michigan, LLC,
                                                    its General Partner
                                           By:  /s/ Martin R. Walicki
                                           -----------------------------------
                                           Name:    Martin R. Walicki
                                           Title:   Managing Board Member

Attest: /s/ H.B.W. Schroeder
------------------------------------
Name:       H.B.W. Schroeder
Title:      President


Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

         Martin R. Walicki
         Managing Board Member

----------------------------------------------------
         Michigan Transco Holdings, Limited Partnership
         c/o Trans-Elect Michigan, LLC, General Partner
         815 Connecticut Ave., N.W., 12th Floor

         Washington, DC  20006

----------------------------------------------------
                  (Address)




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

                                             MICHIGAN ELECTRIC TRANSMISSION COMPANY
                                                  STATEMENT OF INCOME
                     For the period from commencement of operations (April 1, 2001) to December 31, 2001










Operating Revenue                                            $                                 81,873,662

OATT Reserve                                                                                  (10,346,660)
                                                                ------------------------------------------
      Net Revenue                                                                              71,527,002
                                                                                                        0
Operation Expenses                                                                             27,959,341

Maintenance Expenses                                                                            9,448,078

Depreciation and Amortization                                                                   8,018,032

General Taxes                                                                                   4,376,470
                                                                ------------------------------------------
      Total Operating & Maintenance Expense                                                    49,801,921
                                                                ------------------------------------------
                                                                                                        0
Pretax Operating Income                                                                        21,725,081
                                                                                                        0

Interest Income                                                                                   619,428
                                                                ------------------------------------------
      Net Income Before Taxes                                                                  22,344,509
                                                                ------------------------------------------
Income Taxes                                                                                    7,820,579

                                                                ------------------------------------------
Net Income                                                   $                                 14,523,930
                                                                ==========================================

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



              MICHIGAN ELECTRIC TRANSMISSION COMPANY
                           BALANCE SHEET
                      As of December 31, 2001



Property, Plant & Equipment                                       $ 449,265,991
Accumulated Depreciation                                           (219,814,691)
Construction Work-In-Progress                                        28,971,813
                                                                   -------------
Net Property, Plant & Equipment                                     258,423,113

Current Assets
   Receivables and Unbilled Receivables                              18,378,320
   Contributions Due from Consumers (Note 7)                         26,810,317
   Receivable from Consumers                                            451,941
   Materials and Supplies                                             5,946,708
   Prepaid Easement Rent                                              2,510,225
   Accrued Property Taxes                                             8,511,586
                                                                   -------------
Total Current Assets                                                 62,609,097

                                                                   -------------
Total Assets                                                      $ 321,032,210
                                                                   -------------



           Stockholder's Investment and Liabilities

Common Stock Issued                                                     $ 1,000
Capital in Excess of Par                                            198,602,194
Retained Earnings                                                    14,523,930

Total Common Stockholder's Equity                                   213,127,123
                                                                   -------------
Current Liabilities
   Accounts Payable                                                  16,634,179
   Accrued Taxes                                                        280,354
   Property Tax Payable                                              11,248,086
   Deferred IncomeTaxes                                                 789,999
                                                                   -------------
Total Current Liabilities                                            28,952,618

Noncurrent Liabilities
   Deferred Income Taxes                                             38,233,120
   Deferred Credits                                                  30,372,689
   OATT Reserve                                                      10,346,660
                                                                   -------------
Total Noncurrent Liabilities                                         78,952,469
                                                                   -------------
   Commitments and Contingencies (Notes 3, 5, and 7)

Total Stockholder's Investment and Liabilities                    $ 321,032,210
                                                                   =============